CHINA CERAMICS CO., LTD.


China Ceramics Co., Ltd.
WWW.CCERAMICS.COM

Investor Presentation

March 14, 2011



Safe Harbor Statement

This presentation contains forward-looking statements and management may make additional forward-looking statements in response to your questions. Such written and oral disclosures are made pursuant to the Safe Harbor provision of the Private Securities Litigation Reform Act of 1995.

Although we believe our expectations expressed in such forward looking statements are reasonable, we cannot assure you that they will be realized. Investors are cautioned that such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the anticipated results, and therefore we refer you to a more detailed discussion of the risks and uncertainties in the Company's filings with the Securities & Exchange Commission.

The forward-looking statements contained in this presentation are made only as of March 14, 2011, and China Ceramics is under no obligation to revise or update these forward-looking statements.



Company Overview

- Founded as Jinjiang Hengda Ceramics in 1993
- Five different types of ceramics tiles used for exterior siding
- Over 2,000 color and size combinations
- Current capacity of 42.2 mm sq. meters in Jinjiang Hengda and recently acquired Hengdali facility
- Growth in outdoor ceramic tile market correlated with urbanization trend in China

Robust Growth


FYE Dec 31
USD in MM
160
140
120
100
80
60
40
20
0
122.0
25.9
159.2
33.6
34.2
4.0
42.5
9.4
FY2009
FY2010
Q4 2009
Q4 2010
Revenue
Net Income

- Target capacity of 78.8 mm sq. meters by 2012
- Sold under "Hengda/HD", "Hengdeli/HDL", "TOERTO" and WULIQIAO trademarks
- 94% of production is sold in China; 7% exported

Equity Snapshot

NasdaqGM: CCCL	FYE: DEC 31
Price (3/10/11)	$6.76
Basic Shares Outstanding*	16.5 MM
Market Cap.	$111.5 MM
Cash (Dec 31)	$39.9 MM
Debt (Dec 31)	$14.7MM
Revenue (FY 2010)	$159.2 MM
Net Income (FY 2010)	$33.6 MM
Diluted EPS (FY 2010)	$2.53

*We have 16.5M shares outstanding and approximately 2.8 million warrants outstanding with exercise price of $7.5 and expiration set for November 16, 2012.

Corporate History

Founded in 1993 as a manufacturer of outdoor ceramics tiles in Jinjiang, Fujian Province

Received the certification of ISO9002, ISO9001 and ISO14001 in 1999; Gradually built up brand reputation

Introduced state-of-art equipment from abroad; Expanded capacity to 32.2 mm sq. meters with 9 production lines

Awarded Asia's 500 Most Influential Brands of 2010

Completed merger with SPAC (CHAC) in November 2009

Owns 4 patents with right to use 11 more; Continuously focusing on R&D for environmental friendly products

Acquired new facility in Gao'an on Nov 09; Plan to add 42 mm sq. meters of capacity after construction

Listed on NASDAQ (CCCL) in November 2010

Corporate Structure

China Ceramics Co. Ltd.
(CCCL:NASDAQ)
(BVI) Nov 2009

Former SPAC:
China Holdings Acquisition Corp. (CHAC)
(Delaware) Jun 2007

↓ Nov 2009 — **100%**

Success Winner Limited
(BVI) May 2009

↓ Jun 2009 — **100%**

Stand Best Creation Limited
(HK) Jan 2008

Off-shore

- - - - - - - - - - - - - - - - - - - -

On-shore: PRC

↓ Apr 2008 — **100%**

Jinjiang Hengda Ceramics Co., Ltd.
Sep 1993

WOFE

↓ Jan 2010 — **100%**

Jiangxi Hengdali Ceramic Materials Co., Ltd.
Jun 2008

Investment Highlights

- Prominent manufacturer of exterior ceramic tiles with meaningful market share
- Construction materials industry benefits from urbanization trend
- Favorable government policies to stimulate demand, especially in Tier II & III cities
- Visible brand known for quality and innovation
- Location which is optimal for supplier network
- Sales both abroad and nationally through exclusive distribution agents
- Timely capacity expansion underway

Chinese Urbanization Provides Underpinning to Real-Estate Construction China

Outdoor ceramic tile market correlated to:

- Total urban population reached 622 million in 2009 as compared to 450 million in 2001
- Tier I cities are expected to account for only 10% of China's commercial real estate activities by 2020, which highlights the significant development opportunities in Tier II and Tier III cities, according to Jones Lang LaSalle

Urbanization Trend in China



million
650
600
550
500
450
400
48%
46%
44%
42%
40%
38%
36%
34%
32%
30%
36.1%
37.7%
39.1%
40.5%
41.8%
43.0%
43.9%
44.9%
45.7%
2000
2001
2002
2003
2004
2005
2006
2007
2008
Urban Population
Urbanization Rate

% of Population Urbanized by Country

Indonesia	Malaysia	Russia
50.3%	69.4%	72.9%
US	**UK**	
81.4%	89.9%	

Source: National Bureau of Statistics of China

Proactive Government Policy Support and Market Growth

- Stimulus - Benefit from China's US$585 billion economic stimulus plan to emphasize real estate development
- Low-income housing - ~77% of the new land supply announced in April 2010 by the Ministry of Lands and Resettlement (MLR) was earmarked for low-income housing mainly in Tier II and III cities with $9.2 billion financial support from central government

Sales



RMB in millions
20.0
16.0
12.0
8.0
4.0
0.0
2006 2007 2008 2009 2010E 2011E 2012E 2013E

Real Estate Supply & Demand



MM square meters
1200
800
400
0
2006 2007 2008 2009 2010E 2011E 2012E 2013E
Annual Output
Annual Demand

Source: CMMC



Key Market Trends

- Beneficiary of long-term sustainable PRC urbanization trend

- Product trend – Such new products as "Green", lighter, heat insulating and noise-reduction outdoor ceramic tiles will be introduced

- Potential of Tier II and III cities
  - Much of the growth in China's GDP is being driven by economic activity in Tier II and Tier III cities
  - According to Jones Lang LaSalle, Tier I cities will account for only 10% of China's commercial real estate activities by 2020

- Importance of distributors
  - Currently, China's outdoor ceramic tile industry relies heavily on distributors with roughly 73% of total sales made through distribution
  - As the competition intensified, more manufactures will bid for large construction projects in an attempt to sell products to real estate developers directly

- Narrowing of quality gap between the best PRC manufacturers and international players with continuous improvement in production

Competitive Landscape

- China's outdoor ceramics tile industry is highly fragmented with hundreds of manufacturers
- More than 200 manufacturers are located in Jinjiang, with a combined annual production volume of 70% of China's total production volume
- Others are mainly located in Foshan, Zibo, Linyi, Dehua and Jiajiang, specializing in manufacturing interior wall and floor ceramic tiles
- Major domestic competitors includes:
  - White Rabbit Ceramics
  - Jinjiang Tengda Ceramics Co.
  - Fujian Jinjiang Xielong Ceramics Co.


Zibo & Linyi
Jiajiang
Dehua
Jinjiang
Foshan

Comprehensive Product Suite

The company has over 2,000 color and size combinations

Rustic
7% of Sales



Ultra Thin
4% of Sales



Porcelain
74% of Sales



Glazed Porcelain
5% of Sales



Glazed
10% of Sales



Wide array of standardized and made-to-order products



Research & Development

- Own 4 utility model patents and have exclusive right to use 11 design patents
- Awarded Asia's 500 Most Influential Brands of 2010
- Awarded a "High-tech Enterprise Certificate" in 2007 from Fujian Provincial Department of Science and Technology
- 85 person R&D team developed over 2,000 types of different product combinations
- Focus on environmentally friendly products like ultra thin, light weight tiles
- Developed the energy recycling system for re-using excess heat and energy in production to save up to 20% of cost

Production Process

Raw Material Inspecting



Mixing & Grinding



Spray Drying



Molding


团结拼搏 求实创新

Glazing



Firing





Established and Loyal Customer Base

China Ceramics

Domestic distributors	International distributors	Real estate Developers
82% of sales	7% of sales	11% of sales

- Sell ~89% of products to 40 exclusive distributors domestically and 6 internationally
- Other 11% sold directly to larger real estate developers through own sales force
- Over 10 years' cooperation with top 10 clients, who represented 43% of sales in 2009
- Sales in Tier II and III cities account for over 91% of sales



Our Sales Coverage



Sales Process

Meet/Introduction to customers → Discuss design and product specifications → Sign contracts → Delivery → After-sales service

- Our sales people correspond with 40 exclusive distributors in different regions and do the direct sales
- Good communication between our sales force and distributors to avoid sales overlapping
- Distributors make monthly reports on customer requirements
- Provide installation instructions and collect after-sales feedback by our sales force

We typically book sales within 2-3 months of delivery

Selected Hengda Projects

Chengdu Kanjun Garden



210,000 sq. meters

China Resources Land Limited Lanxi Town



100,000 sq. meters

The 11th National Games Village



95,000 sq. meters

Hangzhou Redbud Garden



53,000 sq. meters

Xiamen Blue Gulf Peninsula



133,000 sq. meters

Shenyang Institute of Aeronautical Engineering



97,000 sq. meters



Stable Supplier Base

- Clay and coal are 2 major raw materials, accounting for 47% of COGS
- Over 10 years' cooperation with key suppliers to ensure on-time supply and stable price
- All raw material inspected on delivery for quality control

Raw Material	% of COGS	# of Suppliers
Clay	27	9
Coal	20	6
Coloring	16	8
Glazing	4	4



Sustainable Gross Margins

- Customized product - Nearly all production is built to order for specific projects. Continuously focused on R&D to meet customers' demands
- High quality product - ISO certified and use international manufacturing equipment. Sell to customers who demand high quality (including a large Japanese construction company)
- Brand - Our "HD" and "Hengda" brands received the "Chinese Well-Known Mark" award and "Asia's 500 Most Influential Brands 2010" award from the World Brand Laboratory
- Scale - One of the largest producers of exterior ceramic tiles in China and we are able to complete large orders for our customers. Our size enables us to enjoy certain economies of scale savings vs. our competitors
- Energy efficiency - Hengda and Hengdali production lines recover and/or reuse waste water, waste dust, exhaust and kiln after-heat. In 2008, this decreased our energy costs by 20% in our Hengda factory

We are able to sell our products at a 15-20% premium vs. our competitors

Capacity Expansion

Hengda facility

Update 4 production lines by 2010 and the other 5 by 2011

- Increase total capacity by 15% and 14% yoy to 32.2M and 36.8M sq. meters by 2011 and 2012 respectively

Hengdali facility

Complete 2nd Phase by April 2011

- Add-in additional 14M sq. meters annual capacity

Complete 3rd Phase by 2012

- Add-in additional 18M sq. meters annual capacity

	2008	2009	2010	2011	2012
Hengda	28.0M	28.0M	28.0M	32.2M	36.8M
Hengdali	-	-	10.0M	24.0M	42.0M
OEM	1.6M	3.0M	3.5M	-	-
Total	29.6M	31.0M	41.5M	56.2M	78.8M

Our expansion plan will increase output by 104% in 2 years



Growth Strategy

- Expand capacity at Hengda and Hengdali facility (reduce reliance on OEM contracts)
- Continue to broaden product suite through innovative R&D
- Broaden distribution network (domestic and international)
- Evaluate selective (horizontal) M&A opportunities

We will be well positioned to take advantage of competitive opportunities domestically and then abroad

Robust Revenue Growth


4 Year CAGR: 25.2%
FYE: Dec 31
(USD In millions)
160
140
120
100
80
60
40
20
0
$81.1
$105.9
$122.2
$159.2
30.3%
2007
2008
2009
2010

For statements of financial position data, translation of RMB into U.S. dollars has been made using historic spot exchange rates published by www.federalreserve.gov. For statements of comprehensive income data, translation of RMB into U.S. dollars has been made using the average of historical daily exchange rates. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under IFRS.

Strong Financial Margins


FYE: Dec 31
(USD In millions)
28%
28%
30%
29%
31%
24%
22%
21%
21%
21%
60
50
40
30
20
10
0
23.2
19.2
29.3
24.1
37.0
25.9
50.5
33.6
FY2007
FY2008
FY2009
FY2010
Gross Profit
Net Profit

Planned reduction in OEM outsourcing and increased capacity should improve margins

For statements of financial position data, translation of RMB into U.S. dollars has been made using historic spot exchange rates published by www.federalreserve.gov. For statements of comprehensive income data, translation of RMB into U.S. dollars has been made using the average of historical daily exchange rates. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under IFRS.

Balance Sheet

(USD In millions)	As of Dec 31		
	2008	2009	2010
Cash	7.6	22.0	39.9
Debt	1.8	3.9	14.7
Total Working Capital	26.6	64.5	62.7
Shareholder's Equity	37.2	73.9	133.7
Days Sales Outstanding	93	102	95
Inventory Turnover	98	77	73

Management Earn-out Targets

- The maximum shares will be released if we achieve the net income target
- If the stock price reaches $20 for 20 trading days within a 30 day period prior to April 30, 2012, 2 million shares will be issued; if the stock price trades at or above $25, an additional 1 million shares will be issued
- Management achieved the net income target in 2009 and received 1,214,127 shares

	Net Income Target (US$ in million)	Implied Growth	Maximum Shares Released
2009	22.3		1,214,127
2010	31.4	40.8%	1,794,800
2011	43.5	38.5%	2,176,836

Management Team

Jiadong Huang
CEO

- Founder of Jinjiang Hengda Ceramics Co., Ltd.
- 20 years of experience in the China Ceramic Tile Industry
- Vice chairman of Fujian Province Ceramic Industry Association

Edmund Hen
CFO

- Former CFO of a Sichuan switchgear manufacturer
- Accountant of Dickson Concepts Ltd. from 2002 to 2005
- Former auditor at Deloitte Touche Tohmatsu
- Bachelor Degree from University of East Anglia, United Kingdom
- Associate member of Institute of Chartered Accountants in England and Wales, and of Hong Kong Institute of Certified Public Accountants

Peizhi Su
Sales Deputy GM & Director

- Over 10 years of experience in China Ceramics Tile Industry
- Join the company in 1993 as Sales Vice General Manager

Weifeng Su
General legal Counsel & Secretary

- Lawyer at Fujian Minrong Law Firm from 2005 to 2007
- Graduated from the School of Law of Xiamen University



Board of Directors

Paul K. Kelly
Non-Executive Chairman

- Founder, President and CEO of Knox & Co. and Peers & Co., both international financial advisory firms focused on Asia
- Chairman and CEO of the Westgate Group, Inc., a strategic advisory firm focusing upon cross-border business opportunities for clients, with an emphasis on China and Asia

Cheng Yan Davis

- Special advisor to the President of the Teacher's College of Columbia University and University of Pennsylvania
- Served as the Vice Dean of International Programs and Development at the University of Pennsylvania Graduate School of Education (GSE International)

Ding Wei Dong

- Over 40 years of experience in the Building Material Industry
- President of China Building Ceramics and Sanitary ware Industry Association from 1997 to 2008
- Graduated from Nanjing University of Science and Technology

Bill Stulginsky
Audit Committee Chairman

- Over 36 years of experience in public accounting
- Worked and was a partner at PricewaterhouseCoopers for twenty-four years
- The Board of Directors of Fox Chase Cancer Center in Philadelphia and the Visiting Nurse Association of Greater Philadelphia

Summary

- Prominent manufacturer of exterior ceramic tiles with meaningful market share
- Construction materials industry benefits from urbanization trend
- Favorable government policies to stimulate demand, especially in Tier II & III cities
- Visible brand known for quality and innovation
- Location which is optimal for supplier network
- Sales both abroad and nationally through exclusive distribution agents
- Timely capacity expansion underway

Contact Information

China Ceramics Co. Ltd.

Edmund Hen, CFO
Email: info@cceramics.com

CCG Investor Relations

Mr. Ed Job, CFA
Phone: (86) 21 3133 5075
Email: ed.job@ccgir.com

SEC Attorney

Loeb & Loeb
Mitchell Nussbaum, Partner
Tel: (1) 212 407 4159
Email: mnussbaum@loeb.com

Giovanni Caruso, Partner
Tel: (1) 212 407 4866
Email: gcaruso@loeb.com

Auditors

Grant Thornton PRC
Tel: (86) 21 2322 0200